AMENDMENT NO. 1

TO

BYLAWS

OF

FREEDOM INTERNET GROUP INC.

Adopted by the Board of Directors on November 14, 2019

Deleted Bylaw Provision:

ARTICLE VII

General Provisions

SECTION 3.Fiscal Year. The fiscal year of the Corporation shall end on the 30th day of November.

New Bylaw Provision:

ARTICLE VII

General Provisions

SECTION 3. Fiscal Year.  The fiscal year of the Corporation shall end on the 31st day of October.